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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                                DATA RACE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   237842109
--------------------------------------------------------------------------------
                                (CUSIP Number)

   JOHN M. LIVIAKIS, 2420 "K" ST., #220, SACRAMENTO, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 JULY 13, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 237842109
________________________________________________________________________________

   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      LIVIAKIS FINANCIAL COMMUNICATIONS, INC.   68-0311399
________________________________________________________________________________

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
          ----------------------------------------------------------------------
      (b) X
          ----------------------------------------------------------------------
________________________________________________________________________________

   3. SEC Use Only
                   -------------------------------------------------------------
________________________________________________________________________________

   4. Source of Funds (See Instructions) OO
                                         ---------------------------------------
________________________________________________________________________________

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)
                            ---------------------------------------------------
________________________________________________________________________________

   6. Citizenship or Place of Organization  CALIFORNIA
                                           -------------------------------------
________________________________________________________________________________

                      7.  Sole Voting Power          1,406,475
                                             -----------------------------------
Number of             __________________________________________________________
Shares Bene-          8.  Shared Voting Power        --
ficially                                     -----------------------------------
Owned by Each         __________________________________________________________
Reporting             9.  Sole Dispositive Power     1,406,475
Person                                           -------------------------------
With                  __________________________________________________________
                      10. Shared Dispositive Power   --
                                                   -----------------------------
________________________________________________________________________________

  11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,406,475
                                                                   -------------
________________________________________________________________________________

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)   X
                         -------------------------------------------------------
________________________________________________________________________________

  13. Percent of Class Represented by Amount in Row (11)     9.9%
                                                         -----------------------
________________________________________________________________________________

  14. Type of Reporting Person (See Instructions)
      CO
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

CUSIP No. 237842109
________________________________________________________________________________

   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      ROBERT B. PRAG
________________________________________________________________________________

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
          ----------------------------------------------------------------------
      (b) X
          ----------------------------------------------------------------------
________________________________________________________________________________

   3. SEC Use Only
                   -------------------------------------------------------------
________________________________________________________________________________

   4. Source of Funds (See Instructions) OO
                                         ---------------------------------------
________________________________________________________________________________

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)
                            ---------------------------------------------------
________________________________________________________________________________

   6. Citizenship or Place of Organization  UNITED STATES
                                           -------------------------------------
________________________________________________________________________________

                      7.  Sole Voting Power            468,825
                                             -----------------------------------
Number of             __________________________________________________________
Shares Bene-          8.  Shared Voting Power        1,406,475
ficially                                     -----------------------------------
Owned by Each         __________________________________________________________
Reporting             9.  Sole Dispositive Power       468,825
Person                                           -------------------------------
With                  __________________________________________________________
                      10. Shared Dispositive Power   1,406,475
                                                   -----------------------------
________________________________________________________________________________

  11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,875,300
                                                                   -------------
________________________________________________________________________________

  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                         -------------------------------------------------------
________________________________________________________________________________

  13. Percent of Class Represented by Amount in Row (11)     13.2%
                                                         -----------------------
________________________________________________________________________________

  14. Type of Reporting Person (See Instructions)
      IN
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is common stock, no par value (the "Common Stock"), issued by Data Race, Inc., a Texas corporation (the "Corporation"). The principal offices of the Corporation are located at 12400 Network Boulevard, San Antonio, Texas 78249.


2.      IDENTITY AND BACKGROUND.

        This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is John M. Liviakis ("JML"), its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Schedule 13D is being filed to report (i) 1,406,475 shares of Common Stock issued or issuable by the Corporation to LFC on July 13, 1998 and
(ii) 468,825 shares of Common Stock issued or issuable by the Corporation to RBP on July 13, 1998.

        The 1,406,475 and 468,825 shares of Common Stock issued or issuable to LFC and RBP, respectively, were issued or issuable pursuant to a Consulting Agreement dated effective as of July 13, 1998 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation. A copy of the Consulting Agreement is attached hereto as Exhibit "A".


4.      PURPOSE OF TRANSACTION.

        An aggregate of 1,875,300 shares of Common Stock were issued to LFC and RBP pursuant to the Consulting Agreement in consideration for consulting services to be performed by LFC for the Corporation.

        LFC and RBP have acquired and intend to hold the shares of Common Stock so acquired for investment purposes. LFC and RBP may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

        LFC and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 1,406,475 shares of Common Stock owned by LFC. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML, RBP and RAL.

        RBP has the sole power to direct the vote or disposition of the 468,825 shares of Common Stock owned by RBP.

        LFC disclaims any beneficial interest in any shares of Common Stock owned by RBP. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC, other than such beneficial interest that arises out of RBP's service as an officer and director of LFC.

        The 1,406,475 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 9.9% of that class of securities. The 468,825 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 3.3% of that class of securities. The 1,875,300 shares of Common Stock that LFC and RBP in the aggregate own, and as to which either LFC or RBP has the sole power to direct the vote or disposition, represent approximately 13.2% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 12,323,665 shares of Common Stock which the Corporation advised LFC was outstanding as of June 30, 1998, as adjusted to give effect to the issuance after such date of an aggregate of 1,875,300 shares to LFC and RBP as reported herein.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than pursuant to the Consulting Agreement as described herein.


6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from July 13, 1998 through March 15, 1999. In the Consulting Agreement, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended.

        Except for the Consulting Agreement, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective July 13, 1998, by and between the Corporation and LFC.

        Exhibit B - Agreement of LFC and RBP pursuant to Rule 13d- 1(f).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 22, 1998               LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By:      /s/ John M. Liviakis
                                       ------------------------------------
                                           John M. Liviakis, President



                                              /s/ Robert B. Prag
                                       ------------------------------------
                                                 Robert B. Prag

                                   EXHIBIT "A"

                              CONSULTING AGREEMENT


        This Consulting Agreement (the "Agreement"), effective as of July 13, 1998, is entered into by and between DATA RACE, INC., a Texas corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

        WHEREAS, Company is a publicly held corporation with its common stock traded through the NASDAQ National Market System; and

        WHEREAS, Consultant has experience in the area of investor communications and financial and investor public relations; and

        WHEREAS, Company desires to engage the services of Consultant to assist and consult with the Company in matters concerning investor relations and to represent the company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities;

        NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

        1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing immediately and ending on March 15, 1999.

        2. Duties of Consultant. The Consultant agrees that it will generally provide the following specified consulting services through its officers and employees during the term specified in Section 1:

               a. Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

               b. Introduce the Company to the financial community;

               c. With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;

               d. Assist and advise the Company with respect to its (i) stockholder and investor relations, (ii) relations with brokers, dealers, analysts and other investment professionals, and (iii) financial public relations generally;

               e. Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing press releases for the Company with the Company's involvement and approval or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

               f. Upon the Company's approval, disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

               g. Upon the Company's approval, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment professionals and the general investment public;

               h. At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and,

               i. Otherwise perform as the Company's financial relations and public relations consultant.

        3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within two months of the effectiveness of this Agreement. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock. It is also understood that the Company is entering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and with such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its obligations under this Agreement. The Company shall have the right to request that any of Consultant's employees or outside independent contractors, if any, not perform any services for the Company contemplated hereunder on behalf Consultant.

        4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate LFC and Robert B. Prag, Senior Vice President of LFC (herein referred to as "Consultants") as follows:

               4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultants a "Commencement Bonus" payable in the form of 1,875,300 shares of the Company's Common Stock (the "Common Stock").

        This Commencement Bonus shall be issued to the Consultants immediately following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with

Consultant. The 1,875,300 shares of Common Stock issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to represent the Company and are a nonrefundable, non-apportionable, and non-ratable retainer; such shares of Common Stock are not a prepayment for future services. If the Company decides to terminate this Agreement prior to March 15, 1999 for any reason whatsoever, it is agreed and understood that Consultants will not be requested or demanded by the Company to return any of the shares of Common Stock paid to it hereunder. 1,406,475 shares of Common Stock issued pursuant to this Agreement shall be issued in the name of Liviakis Financial Communications, Inc. and 468,825 shares of the Common Stock issued pursuant to this Agreement shall be issued in the name of Robert B. Prag ("Prag"). The Company agrees that all shares issuable to Consultants hereunder shall carry "piggyback registration rights" whereby such shares will be included in the next appropriate registration statement filed by the Company. The Company further agrees that it will file a registration statement in which the Consultants are permitted to participate by December 1, 1998. Consultants agree that neither will sell or transfer during the term of this Agreement any of the 1,875,300 shares Company's stock issued to Consultants hereunder.

               4.2 Consultants acknowledge that the shares of Common Stock to be issued pursuant to this Agreement (collectively, the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act. In addition, Consultant agrees that, during the term hereof neither it, nor its officers or affiliates shall directly or indirectly, acquire or dispose of any securities of Company without the Company's written consent.

               4.3 In connection with the acquisition of the Shares hereunder, the Consultants represent and warrant to the Company as follows:

                      (a) Consultants acknowledge that the Consultants have been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultants have requested.

                      (b) Consultants' investment in restricted securities is reasonable in relation to the Consultants' net worth, which is in excess of ten (10) times the Consultants' cost basis in the Shares. Consultants have had experience in investments in restricted and publicly traded securities, and Consultants have had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultants acknowledge that an investment in the Shares is speculative and involves the risk of loss. Consultants have the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultants can afford the risk of loss of his entire investment in the Shares. Consultants are (i) accredited investors, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102(f)(2) of the California Corporate Securities Law of 1968, as amended.

                      (c) Consultants are acquiring the Shares for the Consultants' own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

        5. Financing "Finder's Fee". It is understood that in the event Consultant introduces Company, or its nominees, to a lender or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash. This fee will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company to any other intermediary. It is also understood that in the event Consultant introduces Company, or its nominees, to an acquisition candidate, either directly or indirectly through another intermediary, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately acquires or causes the completion of such acquisition, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2% of total gross consideration provided by such acquisition, such fee to be payable in cash. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary. It is specifically understood that Consultant is not nor does it hold itself out to be a Broker/Dealer, but is rather merely a "Finder" in reference to the Company procuring financing sources and acquisition candidates.

               5.1 It is further understood that Company, and not Consultant, is responsible to perform any and all due diligence on such lender, equity purchaser or acquisition candidate introduced to it by Consultant under this Agreement, prior to Company receiving funds or closing on any acquisition.

               5.2 Company agrees that said compensation to Consultant shall be paid in full at the time said financing or acquisition is closed. Moreover, said compensation will be a condition precedent to the closing of such funding or acquisition and Company shall execute any and all documents necessary to effect said compensation.

               5.3 As further consideration to Consultant, Company, or its nominees, agrees to pay with respect to any financing or acquisition candidate provided directly or indirectly to the Company by any lender or equity purchaser covered by this Section 5, during the period of one year from the date of this Agreement, a fee equal to Consultant equal to that outlined in Section 5 herein.

               5.4 Consultant will notify Company of introductions it makes for potential sources of financing or acquisitions in a timely manner (within approximately 3 days of introduction) via facsimile memo. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant immediately of such circumstance via facsimile memo.


        6. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners for large groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.

        7. Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto ("Damages") resulting from Consultant's communication or dissemination of any said information, documents or materials not designated by the Company to the Consultant as "confidential" or "Company private," excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company.

        8. Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of its knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a securities Broker/Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

        9. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.

        10. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

        11. Attorneys' Fees. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

        12. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

        13. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

   To the Company:                  Data Race, Inc.
                                    Dr. Ben Barker, CEO
                                    12400 Network Blvd.
                                    San Antonio, TX 78249

   To the Consultant:               Liviakis Financial Communications, Inc.
                                    John M. Liviakis, President
                                    2420 "K" Street, Suite 220;
                                    Sacramento, CA 95816

        It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

        14. Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that Sacramento County, CA will be the venue of any dispute and will have jurisdiction over all parties.

        15. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

        16. Miscellaneous Conditions. Company and Consultant each agree to the following terms and conditions:

        a) The Company shall arrange that all officers and Directors agree to a one year selling lockup for the term of this agreement, for as long as they remain officers and directors.

        17. Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.


AGREED TO:

"Company"                           DATA RACE, INC.


Date: 7/13/98                       By:/s/ Gregory T. Skalla
     ----------                        -----------------------------------------
                                       Gregory T. Skalla, Vice President
                                       & CEO & Its Duly Authorized Officer


"Consultant"                        LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


Date: 7/13/98                       By:/s/John M. Liviakis    /s/Robert B. Prag
     ----------                        -------------------    ------------------
                                       John M. Liviakis       Robert B. Prag
                                       President              Sr. Vice President

                                   EXHIBIT "B"

                             JOINT FILING AGREEMENT

        Liviakis Financial Communications, Inc. and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Data Race, Inc., a Texas corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

        Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

        In Witness Whereof, the Parties have executed this Joint Filing Agreement this twenty-second day of July, 1998.

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By:  /s/ John M. Liviakis
                                       --------------------------------

                                         /s/  Robert B. Prag
                                    -----------------------------------
                                              Robert B. Prag



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